Exhibit 99.1

Eco Wave Power Receives Green Light for the Repurchase of its American Depositary Shares

Stockholm, Sweden (August 8, 2024) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy company, is pleased to announce that following its official request, submitted to the Swedish Financial Supervisory Authority (the “SFSA”) on the 21st of December, 2023, for authorization for the repurchase of American Depositary Shares (the “ADS”) representing up to 10 percent of the total number of shares in the Company, the SFSA responded that in its opinion, the ADS are not considered equivalent to shares in accordance with Chapter 19 of the Swedish Companies Act. As a result, the Company should be able to repurchase ADSs, in accordance with Swedish law.

In accordance with this decision, Eco Wave Power will enter into relevant agreements with a bank for the execution of any necessary steps related to the buyback.

As previously announced, the repurchase of the ADS was previously approved by Eco Wave Power’s shareholders at the 2024 Annual General Meeting (the “AGM”).

Shareholders at the AGM resolved the authorization for the Company’s board of directors to make purchases of the ADS in accordance with the following main terms:

1.	ADS repurchases may be made only on the Nasdaq Capital Market or any other regulated market.

2.	The authorization may be exercised on one or more occasions before the 2025 annual general meeting.

3.	The maximum number of ADS that may be repurchased so that the Company’s holding of shares at any given time does not exceed 10 percent of the total number of shares in the Company.

4.	Repurchases of the ADS on the Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time.

5.	Payment for the ADS shall be made in cash.

“We are very excited to finally be able to proceed with the buyback. We believe that our ADS buyback program will allow our leadership to have a greater scope to act and have the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of our company,” said Eco Wave Power’s Founder and Chief Executive Officer Inna Braverman.

The authorization from the SFSA and shareholder approval from the AGM does not obligate the Company to repurchase any ADSs. Any repurchases will be made through open market purchases, privately-negotiated transactions, or otherwise in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The timing, manner, and amount of any repurchase will be determined by the Company’s management based on its evaluation of business, market, and economic conditions, corporate and regulatory requirements, and other considerations.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.”  The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that the share repurchase program will allow its leadership to have greater scope to act and the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of the Company, its potential future agreements it may enter into with a bank concerning the buyback and the potential repurchase of the Company’s ADSs. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact the Company at:

info@ecowavepower.com

+97235094017